Filing under Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Tower Group, Inc.

Subject Company: Tower Group, Inc.

SEC File No. of Tower Group, Inc.: 000-50990

Registration No. 333-183661

Tower Group, Inc. Announces Delay in Consummation of Its Previously Announced

Merger with Canopius Holdings Bermuda Limited

NEW YORK – December 7, 2012 – Tower Group, Inc. announced today that it now expects the consummation of its previously announced merger with Canopius Holdings Bermuda Limited to occur in the first quarter of 2013. Tower’s preliminary proxy materials continue to be under review by the Securities and Exchange Commission and, accordingly, the approval of the merger by Tower stockholders will not occur in 2012. In addition to the approval of Tower’s stockholders, the merger remains subject to obtaining the regulatory approval of governmental and market authorities.

About Tower Group, Inc.

Tower Group, Inc. offers diversified property and casualty insurance products and services through its operating subsidiaries.

Our Commercial Insurance Segment offers a broad range of commercial lines property and casualty insurance products to small to mid-sized businesses distributed through a network of retail, wholesale and program underwriting agents on both an admitted and non-admitted basis. This segment also includes reinsurance solutions provided primarily to small insurance companies;

Our Personal Insurance Segment offers a broad range of personal lines property and casualty insurance products to individuals distributed through a network of retail and wholesale agents; and

Our Insurance Services Segment provides underwriting, claims and reinsurance brokerage services to insurance companies.

For more information visit Tower’s website at http://www.twrgrp.com/

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release and any other written or oral statements made by or on behalf of Tower may include forward-looking statements that reflect Tower’s current views with respect to future events and financial performance. All statements other than statements of historical fact included in this press release are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “plan,” “expect,” “project,” “intend,” “estimate,” “anticipate,” “believe” and “continue” or their negative or variations or similar terminology. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause the actual results of Tower to differ materially from those indicated in these statements. Please refer to Tower’s filings with the United States Securities and Exchange Commission (the “SEC”), including among others Tower’s Annual Report on

Form 10-K for the year ended December 31, 2011 and subsequent filings on Form 10-Q, for a description of the important factors that could cause the actual results of Tower to differ materially from those indicated in these statements. Forward-looking statements speak only as of the date on which they are made, and Tower undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger transaction involving Tower and Canopius Holdings Bermuda Limited (“Canopius Bermuda”), Tower and Canopius Bermuda will file a joint proxy statement/prospectus with the SEC. Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the proxy statement/prospectus and all relevant documents filed by Tower with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Tower, from Tower directly at 120 Broadway, 31st Floor, New York, NY 10271, (212) 655-2000; email: info@twrgrp.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Tower may be deemed participants in the solicitation of proxies from its stockholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Tower’s stockholders under the rules of the SEC is set forth in public filings filed by Tower with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Tower’s participants in the solicitation is contained in Tower’s Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2012.

Tower Group, Inc.

Bill Hitselberger, 212-655-2110

Executive Vice President and Chief Financial Officer

bhitselberger@twrgrp.com

Source: Tower Group, Inc.